Exhibit 99.2

Santiago, December 2, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Reserved Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law No. 18,045 and General Rule No. 30, duly authorized by the Board in its extraordinary session held today, December 2, 2019, I inform as a Reserved Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company"), Securities Registration No. 306, the following:

1.	Through a Material Fact dated January 14, 2016, LATAM Airlines informed the signing of commercial agreements with airlines British Airways and Iberia, through International Airlines Group S.A. ("IAG"). In addition, LATAM Airlines informed that the implementation of these commercial agreements was subject to approvals from applicable authorities.

2.	In consideration of the above and various commercial factors, the Board of LATAM Airlines has instructed the administration to terminate effective date from today, December 2, 2019, the Framework Joint Business Agreement with IAG and all the related Country Joint Business Agreement, as authorized by such contracts.

3.	Both IAG and LATAM Airlines must communicate the termination of the Framework Joint Business Agreement and Country Business Agreements to regulatory authorities in different jurisdictions, communication which must be done by the regulated entities, and which LATAM Airlines considers necessary to be included in the public announcement of the termination, which will be made no later than December 6, 2019.

4.	The Board, formed by Messrs. Ignacio Cueto Plaza, Eduardo Novoa Castellón, Patrick Horn García, Nicolás Eblen Hirmas, Juan José Cueto Plaza, Giles Agutter, Carlos Heller Solari and Mrs. Sonia J.S. Villalobos, unanimously, has considered prudent to communicate this information in a reserved manner, since it refers to a pending point whose extemporaneous disclosure would harm the social interest.

LATAM Airlines will keep the CMF duly informed of any relevant development that occurs in relation to the facts that it reveals, for which the Board has authorized Mr. Juan Carlos Menció.

Finally, attached hereto an annex that includes a list of people who, in addition to the undersigned and the board members of LATAM Airlines, are aware of this information.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

Annex

People list

1.	Enrique Cueto
2.	Felipe Dawes
3.	Roberto Alvo
4.	Claudia Pavez
5.	Emilio del Real
6.	Dirk John
7.	Hernán Pasman
8.	Ramiro Alfonsín
9.	Pablo Miranda
10.	Soledad Berrios
11.	Javier Arias
12.	Nicolas Billikopf
13.	Felipe Escandón
14.	Ximena Martino
15.	Laura Sierra
16.	Felipe Salas
17.	Ximena Ossa
18.	David Harry
19.	Felipe Besoain
20.	Lorena Ampuero
21.	Jessica Caamaño
22.	Itha Quezada
23.	Erika Zarante
24.	Mariela Anchundia
25.	Bruno Bartijotto
26.	Antonio Olortegui
27.	Jerónimo Cortés
28.	Cristóbal Eyzaguirre
29.	José María Eyzaguirre F.
30.	José María Eyzaguirre B.
31.	Felipe Larraín
32.	Gerardo Otero
33.	Martín Fischer
34.	José Miguel Huerta